EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	(in thousands, except for per share data) Six Months Ended June 30
	2001	2000
Net income	$2,685	$2,126
Basic earnings per share weighted average shares	6,411	6,253
Net effect of dilutive stock options	288	306
Diluted earnings per share weighted average shares	6,699	6,559
Basic earnings per share	$ .42	$ .34
Diluted earnings per share	$ .40	$ .32